Exhibit 99.1

TOP SHIPS INC. ENTERS INTO WARRANT EXERCISE TRANSACTION

FOR $4.8 MILLION IN GROSS PROCEEDS

Athens, Greece, October 10, 2022 – TOP Ships Inc. (Nasdaq: TOPS) (the “Company”) announced today that it has entered into an agreement with an accredited investor that is an existing holder of warrants to purchase an aggregate of 715,150 of the Company’s common shares for cash (the “Existing Warrants”), wherein the investor agreed to exercise all of the Existing Warrants at an exercise price reduced from $10.00 per share to $6.75 per share. The Existing Warrants were previously issued in a registered direct offering which closed in June 2022.

The net proceeds of the exercise of the Existing Warrants to the Company, after deducting estimated expenses and fees, are expected to be approximately $4.5 million.

Maxim Group LLC acted as warrant inducement agent and financial advisor in connection with the transaction.

The Existing Warrants and the common shares issuable upon exercise thereof were registered pursuant to the Company’s registration statement on Form F-1 (File No. 333-266002) previously filed with and subsequently declared effective by the Securities and Exchange Commission (“SEC”) on July 14, 2022.

In consideration for the immediate exercise of the Existing Warrants for cash, the exercising holders will receive new warrants to purchase up to an aggregate of 1,072,725 common shares (the “New Warrants”) in a private placement pursuant to Section 4(a)(2) of the Securities Act of 1933, as amended (the “Securities Act”). The New Warrants are immediately exercisable upon issuance at an exercise price of $6.75 per common share and will expire on June 7, 2027.

The New Warrants described above were offered in a private placement pursuant to an applicable exemption from the registration requirements of the Securities Act and, along with the common shares issuable upon their exercise, have not been registered under the Securities Act, and may not be offered or sold in the United States absent registration with the SEC or an applicable exemption from such registration requirements. The securities were offered only to accredited investors. The Company has agreed to file a registration statement with the SEC covering the resale of common shares issuable upon exercise of the New Warrants.

This press release shall not constitute an offer to sell or a solicitation of an offer to buy these securities, nor shall there be any sale of these securities in any state or jurisdiction in which such an offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction.

ABOUT TOP SHIPS INC.
TOP Ships Inc. is an international ship-owning company. For more information about TOP Ships Inc., visit its website: www.topships.org.

Forward-Looking Statements

Matters discussed in this press release may constitute forward-looking statements. The Private Securities Litigation Reform Act of 1995 provides safe harbor protections for forward-looking statements in order to encourage companies to provide prospective information about their business. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts.

The Company desires to take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and is including this cautionary statement in connection with this safe harbor legislation. The words “believe,” “anticipate,” “intends,” “estimate,” “forecast,” “project,” “plan,” “potential,” “may,” “should,” “expect” “pending” and similar expressions identify forward-looking statements. The forward-looking statements in this press release are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, our management's examination of historical operating trends, data contained in our records and other data available from third parties. Although we believe that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, we cannot assure you that we will achieve or accomplish these expectations, beliefs or projections.

For further information please contact:

Alexandros Tsirikos

Chief Financial Officer

TOP Ships Inc.

Tel: +30 210 812 8107

Email: atsirikos@topships.org